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                                                                   EXHIBIT 99.C3

[GETINGE INDUSTRIER AB LETTERHEAD]



MDT Corporation
Stratford Hall
Suite 200
1009 Slater Road
DURHAM, North Carolina 27703
USA

Attention    Mr. J. Miles Branagan
- ---------    Chief Executive Officer


Getinge, April 26, 1996

Dear Mr. Branagan:

As you know, we are proposing to have Environ Corp. perform Phase II environmental assessments of our agreement with you that Getinge will indemnify, defend and hold MDT harmless against, and be responsible for, all damages, costs, expenses and claims arising from any damage or harm caused by the soil, soil gas and ground water sampling conducted in such Phase II assessments, except to the extent caused by the negligence or willful misconduct of MDT or any of its employees.

Getinge further agrees that after performing the work, it shall cause Environ Corp. to restore the affected surface and subsurface areas of the facilities to the condition which existed prior the conduct of the assessments (or as close as is reasonably possible to such conditions). Getinge further agrees that any hazardous substance or hazardous waste generated during the course of the assessments shall be the sole responsibility of Getinge and Getinge shall cause Environ Corp. or other appropriate duly licensed persons to dispose of any such materials and waste in compliance with all environmental laws.



Very truly yours,

GETINGE INDUSTRIER AB (publ.)


/s/ Carl Bennet          /s/ Ulf Grunander
- -----------------        ---------------------
Carl Bennet              Ulf Grunander
Managing Director        Chief Financial Officer